Mail Stop 3010

May 28, 2009

Mr. Eldon D. Dietterick
Executive Vice President and Treasurer
Blue Ridge Real Estate Company
P.O. Box 707
Blakeslee, PA 18610-0707

> **Re:** **Blue Ridge Real Estate Company**
> **Item 4.01 Form 8-K**
> **Filed May 28, 2009**
> **File No. 000-02844**

Dear Mr. Dietterick:

We have reviewed the above referenced filing and have the following comments. We welcome any questions you may have about our comments. Feel free to contact us at the number listed at the end of this letter.

Item 4.01 Form 8-K Filed May 28, 2009

1. We note your disclosure that the financial statements for each of the past two fiscal years did not contain an adverse opinion or disclaimer of opinion and were not otherwise qualified or modified as to uncertainty, audit scope or accounting principles. Please amend your filing to disclose whether the principal accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles. See Item 304(a)(1)(ii) of Regulation S-K.

2. We note that the dismissal of your independent accountant will be effective upon the filing of your quarterly report on Form 10-Q for the period ended April 30, 2009. Please amend your filing at that time to provide updated disclosures upon the actual dismissal of your independent accountant and include an updated letter from your accountant filed as Exhibit 16.

As appropriate, please amend your filing and respond to these comments via EDGAR within five business days or tell us when you will respond. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3694.

Sincerely,

Jonathan Wiggins
Staff Accountant